UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CORRESPONDENCE

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2010
(Date of the earliest event reported)

Simulations Plus, Inc.
(Exact name of registrant as specified in its charter)

California	001-32046	95-4595609
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

42505 10th Street West, Lancaster, California 93534-7059
(Address of principal executive offices) (Zip Code)

661-723-7723
Registrant's telephone number, including area code

Mr. David L. Orlic
Attorney Advisor
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Simulations Plus, Inc. Form 10-K/A for Fiscal year Ended August 31, 2009 Filed March 1, 2010 File No. 000-32046

Dear Mr. Orlic:

We have reviewed your comment letter dated March 10, 2009 and are responding to your comments to the above-referenced Form 10-K/A of Simulations Plus, Inc. (the “Company” or “we”).  The following is a response to each of your comments (in the order of your comments) and a discussion of changes that were made.

General

1.	Comment:

We note you filed a Form S-8 registration statement on May 11, 2007 that incorporated by reference your Form 10-K for the fiscal year ended August 31, 2009.  Please tell us whether any securities remained unsold under this registration statement as of the filing date of this Form 10-K.  If securities remained unsold at that time, please file the consent of your auditor for the reports on fiscal years ended August 31, 2009, dated November 24, 2009.

Response:

As of November 24, 2009, the initial filing date for our Form 10-K for the fiscal year ended August 31, 2009, there were 501,000 stock options granted and outstanding and 499,000 stock options available for grant under the Form S-8 registration statement filed on May 11, 2007.  None of the stock options granted under the Form S-8 registration statement filed on May 11, 2007, had been exercised as of November 24, 2009.  As of March 1, 2010, the filing date for our First Amendment Form 10-K/A for the fiscal year ended August 31, 2009, there were 696,666 stock options granted and outstanding and 303,334 stock options available for grant under the Form S-8 registration statement filed on May 11, 2007.  None of the stock options granted under the Form S-8 registration statement filed on May 11, 2007 had been exercised as of March 1, 2010.

On March 10, 2010, we filed a Current Report on Form 8-K attaching the consent of our auditor to the incorporation by reference in the Form S-8 registration statement filed on May 11, 2007, and in the Form 10-K (and its amendment), of the auditor’s report dated November 24, 2009, with respect to our financial statements as of and for the years ended August 31, 2009 and 2008, which report appears in our Form 10-K.

2.	Comment:

If securities remain unsold on the Form S-8 filed on May 11, 2007, please provide us with your analysis as to any implications under the Securities Act of 1933 of the absence of auditor’s consents in your recent annual reports on Form 10-k, and the filing of the information required by Part III of Form 10-K subsequent to 120 days after the fiscal year end.  Similarly, please tell us how any conclusions in this regards impacted the determination as to the effectiveness of your disclosure controls and procedures.

Response:

Now that the auditor’s consent has been included and the Part III information is available, we believe that all necessary information is properly incorporated by reference into the Form S-8 filed on May 11, 2007, so that the issuance of any securities that remain unsold under the Form S-8 filed on May 11, 2007, do not raise any implications under the Securities Act of 1933.  The failures to file the information required by Part III of Form 10-K subsequent to 120 days after the fiscal year end and absence of auditor’s consents were oversights due in part to lack of review of our filings by legal counsel.  The Part III information was filed in our Proxy Statement shortly after the required deadline.  In the future we will seek our legal counsel’s involvement in reviewing our future Annual Report filings with the SEC.

Please let us know if you have any questions or need additional information.

Very best regards,

/s/ Momoko Beran
Momoko Beran
Chief financial officer